UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

SEC FILE NUMBER

FILING FOR THE PERIOD BEGINNING **01/01/2022** AND ENDING **12/31/2022**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Navaid Financial Services, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

21 E Euclid Ave.

(No. and Street)

Haddonfield	**NJ**	**08033**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Carney	**609-238-9370**	**jcarney@navaidfinancial.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Siana Carr and O'Connor

(Name – if individual, state last, first, and middle name)

1500 Lancaster Ave	**Paoli**	**PA**	**19301**
(Address)	(City)	(State)	(Zip Code)

08/11/2009	**3705**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Carney _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Navaid Financial Services, Inc. _____, as of 12/31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: President/CFO

Seema Sharma

Notary Public



Seema Sharma
Notary Public
State of New Jersey
ID # 2438446
My Commission Expires 09/13/2023

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☑ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Financial Report

NAVAID FINANCIAL SERVICES, INC.

December 31, 2022

NAVAID FINANCIAL SERVICES, INC.

Financial Statements and Supplementary Financial Information
For the Year Ended December 31, 2022

and

<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

<u>INDEX</u>

NAVAID FINANCIAL SERVICES, INC.
Statement of Financial Condition
December 31, 2022

Assets

Cash	$	408,172
Deposits with clearing organization and others		1,322,361
Marketable debt securities, at fair value		2,635,678
Receivable from clearing organization		156,032
Accounts receivable from related party		1,812
Advance to related party		48,973
Accrued interest receivable		35,141
Other assets		1,730
Total assets	$	4,609,899

Liabilities:		
Loan Payable from shareholders		50,000
Accounts payable and accrued expenses		453,549
Payable to clearing organization		2,770,088
Total liabilities		3,273,637
Subordinated borrowings		1,288,895
Shareholders' equity:		
Common stock ($.01 par value, 1,000 shares authorized, 106 shares issued and outstanding)		1
Additional paid-in capital		99,999
Accumulated deficit		(52,633)
Total shareholders' equity		47,367
Total liabilities and shareholders' equity	$	4,609,899

(The accompanying notes are an integral part of this financial statement.)

NAVAID FINANCIAL SERVICES, INC.
Statement of Operations
For the Year Ended December 31, 2022

Revenues:		
Trading gains and losses, net	$	13,837
Interest income		128,741
Commission income		18,286
Total revenues		160,864
Expenses:		
Employee compensation and benefits		41,838
Interest expense		121,351
Clearing services		80,392
Technology services		92,205
Other expenses		78,717
Total expenses		414,503
Net loss before other income	$	(253,639)
Commissions		118,820
Net loss	$	(134,819)

(The accompanying notes are an integral part of this financial statement.)

NAVAID FINANCIAL SERVICES, INC.
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2022

Subordinated borrowings at January 1, 2022	$	1,500,000
2022 activity-repayment of subordinated borrowings		(211,105)
Subordinated borrowings at December 31, 2022	$	1,288,895

NAVAID FINANCIAL SERVICES, INC.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2022

	Common Stock		Additional Paid-In Capital	Retained Earnings/ (Accumulated Deficit)	Total
	Shares	Amount			
January 01, 2022	106	$ 1	$ 99,999	$ 90,166	$ 190,166
Distributions	-	-	-	(7,980)	$ (7,980)
Net loss	-	-	-	(134,819)	$ (134,819)
December 31, 2022	106	$ 1	$ 99,999	$ (52,633)	$ 47,367

(The accompanying notes are an integral part of this financial statement.)

NAVAID FINANCIAL SERVICES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2022

Cash flows from operating activities:		
Net Loss	$	(134,819)
Adjustments to reconcile net loss to net cash		
provided by operating activities:		
(Increase) decrease in:		
Deposits with clearing organization and others		207,452
Marketable securities		6,396,843
Receivable from clearing organization		(81,973)
Accounts receivable from related party		13,066
Advance to related party		(48,973)
Accrued interest receivable		(20,410)
Other assets		115
Increase (decrease) in:		
Accounts payable and accrued expenses		(19,999)
Payable to clearing organization		(6,258,790)
Net cash provided by operating activities		52,512
Cash flows from financing activities:		
Loan payable from shareholders		50,000
Repayment of subourdinated borrowings		(211,105)
Equity distribution		(7,980)
Net cash used by financing activities		(169,085)
Net decrease in cash		(116,573)
Cash - beginning of year		524,746
Cash - end of year	$	408,173
Supplemental cash flow information:		
Interest paid	$	121,359

(The accompanying notes are an integral part of this financial statement.)

(1)   ORGANIZATION AND BACKGROUND

Navaid Financial Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) pursuant to Section 17 of the Securities Exchange Act 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates on a fully-disclosed basis whereby we do not carry accounts for customers. The Company primarily trades in municipal bonds as proprietary transactions.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management's estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions and commission expense

Proprietary securities transactions are recorded at fair value on the trade date, as if they had settled. Trading gains and losses arising from all securities transactions entered into for the account and risk of the Company, which are not within the scope of ASC 606, along with the related commission expense incurred, are also recorded on a trade date basis. Securities are valued using market value techniques as determined by management based on information provided by third parties and by analyzing inter-dealer trades on or around year-end for all positions held by the Company at year-end.

Income taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code of 1986 and comparable state tax provisions to be taxed as an S-Corporation. In lieu of corporation income taxes, the shareholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company files tax returns in the U.S. federal jurisdiction, certain states and cities. The Company is no longer subject to U.S. federal, state and local examinations by tax authorities for 2018 and prior.

Revenue Recognition

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Interest income, which is not within the scope of ASC 606, is recognized when earned.

Short Term Leases

Management has made an accounting policy election not to recognize right-of-use assets and lease liabilities that arise from short term leases for any class of underlying asset.

(3)   MARKETABLE DEBT SECURITIES

As described in Note 2, the Company values marketable securities at fair value in accordance with Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) 820, *Fair Value Measurements*. Investments are classified as Level 1, which refers to unadjusted quoted prices in active markets for identical assets that are accessible at the measurement date; Level 2, which refers to inputs other than quoted prices included in Level 1 that are observable, either directly or indirectly; and Level 3, which refers to unobservable market inputs. Long marketable securities held at December 31, 2022 consisted of municipal bonds and one US Treasury bond. There were no marketable securities sold short. All securities are classified as Level 2 investments within the fair value hierarchy and valued using a market value approach based on market prices of similar securities.

(4)   RELATED PARTY TRANSACTIONS

The Company provides brokerage services for a fund that is owned and managed by the Company's shareholders. The Company only charges the fund for the Company's expenses incurred. The Company's revenue from the fund was $14,671 for 2022 and is reflected in commission income. $1,812 and $14,878 were due from the fund at December 31, 2022 and 2021 respectively, and are reflected as accounts receivable from a related party. Additionally, the Company may buy/sell bonds from/to the fund at cost.

The Company's proprietary trading is performed by two traders who are also minority shareholders. The traders earn commissions on net gains and interest income less agreed upon expenses incurred by the Company. Due to the minimal revenues earned during 2022 and the expense incurred by the Company, the net commissions was a negative $118,820. This is reflected as other income in the accompanying statement of operations. $48,973 is due from one trader and $425,275 is due to the other trader at December 31, 2022.

(5)   RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATION

The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The receivable represents net trading gains earned in December. The amount payable to the clearing broker relates to securities purchased on margin. This balance is secured by the Company's proprietary investments and clearing deposit. The Company's agreement with the clearing broker allows them to borrow up to eight times their investment balance, limited to $8,700,000. The payable balance incurs interest at the federal funds rate plus an applicable margin.

(6)   SUBORDINATED BORROWINGS

The borrowings under subordinated agreements consist of notes payable to two shareholders. The notes have been renewed through October 2023 and include interest at 5%, which is payable monthly. Interest expense was $68,005 for 2022. The loans are secured with a deposit at the clearing organization.

(7)   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1.   At December 31, 2022, the Company had net capital, as defined, of $1,079,226 which was $979,226 in excess of its minimum required net capital of $100,000.   The Company's ratio of aggregate indebtedness to net capital was .56 to 1 as of December 31, 2022.

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities.   The Company is exempt from this rule under Reg 240.15c3-3(k)(2)(ii) which provides an exemption for broker-dealers who operate on a fully-disclosed basis.   Therefore, the supplementary financial information in Schedules II and III on pages 11 and 12 are not applicable.

(8)   OFFICE LEASE

The Company leases office space on a yearly basis for $6,000 per year.   In February 2023, the lease was extended for an additional year.

(9)   RETIREMENT PLAN

The Company has a 401(k) plan which covers substantially all employees.   The Company may make discretionary matching contributions equal to a percentage of an employee's contributions, which are determined each year.   No contributions were made in 2022.

(10)   CONCENTRATION OF CREDIT RISK

Cash

The Company maintains its cash accounts at three financial institutions.   Balances are insured by the FDIC up to $250,000 per institution.   The uninsured cash balances totaled $13,766 at December 31, 2022.

Marketable debt securities

The Company's proprietary investments consist of municipal securities and a US Treasury bond position.   At December 31, 2022, the balance was comprised of 9 securities, of which the 3 largest positions represented 69% of the total marketable securities balance.

Agreements with traders

The Company has agreements with two traders on a month to month basis, of which one trader executes a majority of all trades.   If this trader were to terminate the agreement, the ongoing operations of the Company would be materially affected.

(11)   SUBSEQUENT EVENTS

Management has evaluated subsequent events through the issuance of the financial statements.

SUPPLEMENTARY

FINANCIAL

INFORMATION

NAVAID FINANCIAL SERVICES, INC.
Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2022

Net capital:		
Total shareholders' equity	$	47,367
Add - subordinated borrowings allowable as net capital		1,288,895
Total capital and allowable subordinated borrowings		1,336,262
Less - total non-allowable assets	$	56,426
haircuts on securities		200,610
Net capital	$	1,079,226
Aggregate indebtedness	$	602,819
Total aggregate indebtedness	$	602,819
Computation of basic net capital requirement:		
Net capital requirement	$	100,000
Net capital		1,079,226
Excess of net capital	$	979,226
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$	959,226
Ratio of aggregate indebtedness to net capital		.56 to 1

NAVAID FINANCIAL SERVICES, INC.
Computation for Determination of Reserve Requirements
Under SEC Rule 15c3-3
December 31, 2022

Not applicable: The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to sub paragraph 15c3-3(k)(2)(ii), and therefore no "Computation for Determination of Reserve Requirement" under that rule has been provided.

NAVAID FINANCIAL SERVICES, INC.
Information Related to Possession or Control Requirements
Under SEC Rule 15c3-3
December 31, 2022

_____

Not applicable: The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to sub paragraph 15c3-3(k)(2)(ii), and therefore no "Information Related to Possession or Control Requirements" under that rule has been provided.

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's amended unaudited December 31, 2022 FOCUS Part IIA filing.

Not Applicable: There are no material differences between the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's amended unaudited December 31, 2022 FOCUS Form X-17-A-5 Part IIA filing.

SIANA CARR O'CONNOR & LYNAM, LLP
Certified Public Accountants

1500 E. Lancaster Avenue, Suite 202
Paoli, PA 19301

Phone: 610-296-4200 * Fax: 610-296-3659
www.scolcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Navaid
    Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Navaid Financial Services, Inc. as of December 31, 2022, the related statements of operations, changes in subordinated borrowings, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Navaid Financial Services, Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Navaid Financial Services, Inc.'s management. Our responsibility is to express an opinion on Navaid Financial Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Navaid Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary financial information contained in Schedules I, II and II and notes to supplementary schedules on pages 10-13 has been subjected to audit procedures performed in conjunction with the audit of Navaid Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Navaid Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary financial information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Siana Carr O'Connor & Lynam, LLP

SIANA CARR O'CONNOR & LYNAM, LLP

We have served as Navaid Financial Services, Inc's auditor since 1995.

Paoli, PA
March 27, 2023

Navaid Financial Services, Inc.
21 E. Euclid Ave
Haddonfield, NJ 08033

Statement of Exemption

Navaid Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5 , "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Navaid Financial Services, Inc.

I, John A. Carney, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: _____

President / CFO

03/27/2023

SIANA CARR O'CONNOR & LYNAM, LLP
Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

Phone: 610-296-4200 * Fax: 610-296-3659
www.scolcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

Shareholders of Navaid Financial Services, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of Navaid Financial Services, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Siana Carr O'Connor & Lynam, LLP

SIANA CARR O'CONNOR & LYNAM, LLP

Paoli, PA
March 27, 2023

Members of: American Institute of Certified Public Accountants • Pennsylvania Institute of Certified Public Accountants • Private Companies Practice Section of American Institute of Certified Public Accountants

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2022

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Navaid Financial Services, Inc
21 E. Euclid Ave.
Haddonfield, NJ 08033

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John Carney 609-238-9370

2. A. General Assessment (item 2e from page 2) $102

B. Less payment made with SIPC-6 filed (**exclude interest**) (292)
11-17-22
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) (190)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $(190)

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $________

H. Overpayment carried forward $(190)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Navaid Financial Services, Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President/ CFO
(Title)

Dated the 2nd day of February, 2023.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1-1-2022 and ending 12-31-2022

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $160,864

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts. — 127,079

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions — 287,943

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 98,618

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $121,351

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $

Enter the greater of line (i) or (ii) — 121,351

Total deductions — 219,969

2d. SIPC Net Operating Revenues — $67,974

2e. General Assessment @ .0015 — $102

(to page 1, line 2.A.)

2